Exhibit 99.1

Oncolytics Biotech® Inc. Collaborators to Present Survival Data from REO 016 Study in Non-Small Cell Lung Cancer

--Report Near Tripling of Two-Year Survival Compared to Historical Controls--

CALGARY, Aug. 27, 2015 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics") (TSX:ONC) (NASDAQ:ONCY) today announced that Dr. Miguel A. Villalona-Calero will make an oral presentation at International Association for the Study of Lung Cancer (IASLC) 16th World Conference on Lung Cancer on September 9, 2015. The presentation, titled "Oncolytic Reovirus in Combination with Paclitaxel/Carboplatin in NSCLC Patients with Ras Activated Malignancies, Long Term Results," covers updated results, including longer-term survival data, from the Company's REO 016 Phase 2 study in Non-Small Cell Lung Cancer (NSCLC).

"Our research collaborators are noting the two-year survival data from this study, which is high for later-stage patients with recurrent or metastatic disease," said Dr. Matt Coffey, COO of Oncolytics. "As with our REO 017 clinical study that treated pancreatic cancer patients with gemcitabine and REOLYSIN®, there was a clear overall survival benefit with apparent limited impact on progression free survival, which is generally characteristic of immune involvement in outcomes."

Highlights of the data to be presented include:

•	A survival analysis for 37 Stage IV patients showing a median progression free survival (PFS) of four months and median overall survival (OS) of 13.1 months;
•	One- and two-year survival rates of 57% and 30%, respectively, with the authors concluding that the survival of 11 patients longer than two years was substantial; and
•	Seven patients remaining alive after a median follow up of 34.2 months (range 26.9-71.5 months), with two patients showing no evidence of disease progression to date (50 and 37 months).

For comparison, the Company is referring to historical control data as per Schiller et al., 2002, which reported a median PFS of 3.1 months, median OS of 8.1 months, one-year survival rates of 34%, and two-year survival rates of 11%. There were 290 patients treated with carboplatin and paclitaxel, 86% of which were Stage IV and 14% Stage IIIB.

Of the 35 patients evaluable for clinical response in the REO 016 study, 11 patients (5 Kras mutant) had a partial response (PR), 20 had stable disease (SD) and four had progressive disease by RECIST for an objective response rate (ORR) of 31%. Four patients with SD had a >40% PET standardized update value reduction after two cycles, yielding an ORR considering PET of 43%.

REO 016 is a U.S. single arm, two-stage, open-label, Phase 2 study of REOLYSIN® given intravenously with paclitaxel and carboplatin every three weeks. Patients received four to six cycles of paclitaxel and carboplatin in conjunction with REOLYSIN®, at which time REOLYSIN® may have been continued as a monotherapy. As previously disclosed, the primary objectives of the trial were to determine the ORR of REOLYSIN® in combination with paclitaxel and carboplatin in patients with metastatic or recurrent NSCLC with Kras or EGFR-activated tumours, and to measure PFS at six months. The secondary objectives were to determine the median survival and duration of PFS in patients, and to evaluate the safety and tolerability of REOLYSIN® in combination with paclitaxel and carboplatin in this patient population.

A copy of the abstract will be available on the Oncolytics website at: http://www.oncolyticsbiotech.com/for-investors/presentations and is also available on the conference website at: https://content.webges.com/library/wclc/browse/search/8Ej#2yv3H09C.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to the Phase II single-arm clinical trial in NSCLC, future trials in this indication, and the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN®  as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 27-AUG-15